

SI ION

17010006

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SEC FILE NUMBER
8- 67829

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alt Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 S Webster Ct
(No. and Street)

Littleton (City) Colorado (State) 80123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (516) 902-8974
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite St (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Kevin Meehan___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Alt Fund Distributors, LLC_____, as of ___________December 31, 2016___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public



MARTHA GUARINI
Notary Public - State of New York
NO. 01GU6181319
Qualified in Nassau County
My Commission Expires Jan 28, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Singer
Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Managing Member
Alt Fund Distributors, LLC
Littleton, Colorado

We have audited the accompanying statement of financial condition of Alt Fund Distributors LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alt Fund Distributors LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alt Fund Distributors LLC's financial statements. The Supplemental Information is the responsibility of Alt Fund Distributors LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Singer Lewak LLP

February 27, 2017

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761

877.754.4557

Alt Fund Distributors, LLC

Statement of Financial Condition
As of December 31, 2016

ASSETS	
Cash and Cash Equivalents	$ 1,425,883
Accounts Receivable	419,749
Accounts Receivable-Related Party	1,069,792
Prepaid Expense	14,435
TOTAL ASSETS	**$ 2,929,859**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$ 1,047,894
Accounts Payable-Related Party	2,000
Total Liabilities	1,049,894
Member's Equity	1,879,965
TOTAL LIABILITIES & EQUITY	**$ 2,929,859**

The accompanying notes are an integral part of these financial statements

Alt Fund Distributors, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2016

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Alt Fund Distributors, LLC (the "Company") is a Colorado limited liability company that was established primarily to distribute the Catalyst Funds (the "Fund"), registered under the Investment Company Act of 1940. The Company, formerly named Catalyst Mutual Fund Distributors, LLC and Ascent Real Estate Securities, LLC, was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer

15c3-3 Exemption

The Partnership under Rule 15c3-3(k)(1) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts and has a limited business as a distributor of mutual funds.

Revenue Recognition

As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

As customary in the mutual fund distribution industry, the Company's gross revenues are subject to a deduction in arriving at reported revenues. When the Company recognizes revenue from commissions on the sale of mutual funds, an estimate of the provision for chargebacks is recorded reducing commission revenues and account receivables. A chargeback represents commission revenue to be returned to the customer in the event mutual funds sold are redeemed within 90 days of the initial sale. This provision is estimated based on historical payment experience, mix of mutual funds being sold, market performance of the funds, and their historical relationship to revenues.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Income Taxes

As a single member limited liability company, the Company is not considered a separate taxable entity for income tax purposes. All income is reported on the members' tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2016, the Company had net capital and net capital requirements of $771,597 and $51,323, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.997 to 1.

NOTE 3 - CONCENTRATIONS AND RISK

Revenue from Catalyst Capital Advisors LLC, and Underwriter Commissions was approximately $7,843,000, and $1,049,000, and represented approximately 73% and 10%, respectively, of the total commercial revenue of the Company for the year ended December 31, 2016, all of which are related parties. As of December 31, 2016, the amounts due from Catalyst Capital Advisors LLC and Underwriter Commissions was approximately $910,000 and $116,000, and represented approximately 61% and 8%, respectively, of accounts receivable, all of which are related parties.

The Company maintains a checking account in a financial institution. Accounts at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be in a deposit account that exceeds the FDIC insurance limit. The company has not experienced any losses in the account. The company believes it is not exposed to any significant risk on cash.

NOTE 4 - RELATED PARTIES

The Company is the distributor of related party mutual funds and earns commissions for sales. The Company provides marketing services for related party advisors. As of December 31, 2016, the Company had sales of $10,598,477 and had accounts receivable of $1,069,792 from their related party affiliates. The Company has a services and expense agreement with a related limited liability company. Total rent expense paid to a related party affiliate was $225,263 for the year ended December 31, 2016.

Alt Fund Distributors, LLC

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016

NOTE 5 - MEMBERS' EQUITY

The Company is owned by one member.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.